UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit     Description

1.1         Press release dated July 5, 2006
            Leading Pharmaceutical Company in China Selects CDC Software’s
            Ross ERP

1.2         Press release dated July 6, 2006
            CDC Software Enlists CMT LATIN AMERICA Into Franchise Partner
            Program

1.3         Press release dated July 10, 2006
            CDC Corporation provides update with respect to its intended $5.00 per share all cash tender offer for Onyx Software Corporation

1.4         Press release dated July 12, 2006
            CDC Corporation Commences $5.00 per Share All Cash Tender Offer
            for Onyx Software Corporation

1.5         Press release dated July 13, 2006
            CDC Software Launches Software as a Service (SaaS) Enterprise
            Applications Throughout China

1.6         Press release dated July 13, 2006
            CDC Corporation Celebrates 7th Anniversary of IPO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: July 13, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated July 5, 2006 -- Leading Pharmaceutical Company in China Selects CDC Software’s Ross ERP
1.2	Press release dated July 6, 2006 -- CDC Software Enlists CMT LATIN AMERICA Into Franchise Partner Program
1.3	Press release dated July 10, 2006 -- CDC Corporation provides update with respect to its intended $5.00 per share all cash tender offer for Onyx Software Corporation
1.4	Press release dated July 12, 2006 -- CDC Corporation Commences $5.00 per Share All Cash Tender Offer for Onyx Software Corporation
1.5	Press release dated July 13, 2006 -- CDC Software Launches Software as a Service (SaaS) Enterprise Applications Throughout China
1.6	Press release dated July 13, 2006 -- CDC Corporation Celebrates 7th Anniversary of IPO